As filed with the U.S. Securities and Exchange Commission on November 21, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Nintendo Co. Ltd.
(Exact name of issuer of deposited securities as specified in its charter)

Japan
(Jurisdiction of incorporation or organization of issuer)

RECEIPTS DEPOSITARY CORPORATION
(Exact name of depositary as specified in its charter)

1000 Main Street, Suite 2300
Houston, TX 77002
Telephone: 346-535-0687
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Receipts Depositary Corporation
1000 Main Street, Suite 2300
Houston, TX 77002
Telephone: 346-535-0687
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott D. Fisher, Esq. Steptoe LLP 1114 Avenue of the Americas New York, NY 10036 Telephone: +1-212-506-3900	Marlon Paz, Esq. Steptoe LLP 1330 Connecticut Avenue NW Washington, DC 20036 Telephone: +1-202-429-8164

It is proposed that this filing become effective under Rule 466
☐  immediately upon filing
☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth of one share of common stock of Nintendo Co., Ltd.	5,000,000 American Depositary Shares	$0.05	$250,000	$38.275

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on Form F-6 such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement on Form F-6 shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt and Statement of Terms and Conditions ("ADR" or "American Depositary Receipt") included as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1. Name of the depositary and the address of its principal executive office	Article 1

2. Title of the American Depositary Receipts and identity of the deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(a) Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, top center

(b) Procedure for voting the deposited securities	Articles 9, 11, and 13

(c) Procedure for collecting and distributing dividends	Articles 10, 11 and 13

(d) Procedures for transmitting notices, reports and proxy soliciting material	Article 9

(e) Sale or exercise of rights	Articles 4 and 10

(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 10 and 12

(g) Amendment, extension or termination of the deposit agreement	Articles 14 and 18

(h) Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Article 3

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(i) Restrictions on the right to transfer or withdraw the underlying securities	Articles 2, 3, 4, 5, 12, 14, and 15

(j) Limitation on the depositary’s liability	Articles 5, 8, 9, 10, 13, 14, and 19

3. Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Articles 15 and 19

Item 2.	AVAILABLE INFORMATION

Based on the reasonable good faith belief of the Depositary after exercising reasonable diligence, as of the date hereof, Nintendo Co., Ltd. publishes information in English required to maintain the exemption from registration under Exchange Act Rule 12g3-2(b) on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market.  As of the date hereof, the Company’s internet website is http://www.nintendo.co.jp/.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of American Depositary Receipt and Statement of Terms and Condition, which contains the form of deposit agreement relating to the American Depositary Receipts (“ADRs”) registered hereunder. Filed herewith.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. None.

(d)	Opinion of Steptoe LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith.

(e)	Certification under Rule 466. None.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Receipts Depositary Corporation, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 21, 2025.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common stock of Nintendo Co., Ltd.

RECEIPITS DEPOSITARY CORPORATION, solely in its capacity as Depositary

By:	/s/ Ankit Mehta
	Name:	Ankit Mehta
	Title:	CEO

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement between Receipts Depositary Corporation, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) registered hereunder.

(d)	Opinion of Steptoe LLP, counsel to the Depositary, as to the legality of the securities being registered.